manually signed

SECURITIES AND EXCHANGE COMMISSION



Washington, D.C. 20549


02052026

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
AUG 1 9 2002
WASH. D.C.
160
SECTION

For the month of [August 2002]

Sinopec Beijing Yanhua Petrochemical Company Limited
(Translation of registrant's name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F__X__ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No__X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Sinopec Beijing Yanhua Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. An announcement of the resolutions passed at the meeting of the board of directors by the Company on August 14, 2002.

b. An announcement of the interim results for the six-month period ended June 30, 2002 by the Company on August 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED



Dated: August 16, 2002

By: ______________________________

Name: Du Guosheng
Title: Chairman of the Board

Exhibit Index

a. An announcement of the resolutions passed at the meeting of the board of directors by the Company on August 14, 2002.

b. An announcement of the interim results for the six-month period ended June 30, 2002 by the Company on August 14, 2002.

Exhibit a


YHPC

中國石化北京燕化石油化工股份有限公司

Sinopec Beijing Yanhua Petrochemical Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

RESOLUTIONS PASSED AT THE SEVENTH MEETING OF THE BOARD OF DIRECTORS OF THE SECOND TERM HELD ON 13 AUGUST 2002 IN RELATION TO THE RESIGNATION AND APPOINTMENT OF SENIOR MANAGEMENT PERSONNEL

The Board is pleased to announce that the seventh meeting of the Board was duly convened on 13 August 2002, during which resolutions regarding resignation and appointment of certain senior management personnel of the Company as set out below were duly passed.

The board of directors (the "Board") of Sinopec Beijing Yanhua Petrochemical Company Limited (the "Company") is pleased to announce, inter alia, that the following resolutions were duly passed at the seventh meeting of the Board of the second term held on 13 August 2002:

1. the appointment of Mr. Yang Qingyu as the Vice-Chairman of the Company be approved (effective immediately upon the conclusion of the meeting of the Board, with a term of office of three years);

2. the resignation of Mr. Du Guosheng as the General Manager of the Company (effective immediately upon the conclusion of the meeting of the Board) and the appointment of Mr. Xu Hongxing as the General Manager of the Company be approved (effective immediately upon the conclusion of the meeting of the Board, with a term of office of three years); and

3. the resignation of Mr. Mo Zhenglin as the Chief Accountant of the Company (effective immediately upon the conclusion of the meeting of the Board) and the appointment of Mr. Guo Hong as the Deputy Chief Accountant of the Company be approved (effective immediately upon the conclusion of the meeting of the Board, with a term of office of three years).

The biographies of the above newly-appointed senior management personnel are as follows:

Mr. Yang Qingyu, aged 55, joined Beijing Yanshan Petrochemical Corporation ("Yanshan Company"), the predecessor of the Company in 1970. He became the Deputy General Manager of Yanshan Company in 1993. Mr. Yang graduated from Tianjin University.

Mr. Xu Hongxing, aged 43, joined Yanshan Company in 1982. He has held different positions in the past, including as the Deputy Factory Director of the Synthetic Rubber Plant and Deputy General Manager of Yanshan Company. Mr. Xu graduated from Tianjin University and obtained a Master of Business Administration degree from Renmin University of China.

Mr. Guo Hong, aged 38, joined Yanshan Company in 1982. He has held different positions in the past, including as the Deputy Director of the Finance Department of the Company. Mr. Guo obtained a Master's Degree from Wuhan University of Technology.

By order of the Board
Du Guosheng
Chairman
13 August 2002
Beijing
The People's Republic of China

Exhibit b


YHPC

中國石化北京燕化石油化工股份有限公司

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China (the "PRC")

(INTERIM RESULTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2002)

The following are the unaudited interim results of Sinopec Beijing Yanhua Petrochemical Company Limited (the "Company") for the six- month period ended 30 June 2002

INTERIM FINANCIAL REPORT (UNAUDITED)

Prepared in accordance with International Accounting Standard (IAS 34 Interim Financial Reporting (see note 1)

This interim financial report is unaudited, but has been reviewed in accordance with the Statement of Auditing Standard 700 Engagements to review interim financial reports , issued by the Hong Kong Society of Accountants, by KPMG, whose modified review report arising from limitation of review scope is included in the interim report to be sent to the shareholders.

Profit and loss account (unaudited)

(Amounts in thousands of Renminbi ("RMB"), except per share data)

		Six-month periods ended 30 June	
		2002	2001
	Note	RMB	RMB (restated)
Turnover		4,207,354	4,045,629
Cost of sales		(3,821,165)	(3,572,067)
Gross profit		386,189	473,562
Selling, general and administrative expenses		(212,992)	(299,608)
Other operating income		9,375	14,291
Other operating expenses		(4,172)	(10,095)
Profit from operations		178,400	178,150
Net financing costs		(113,207)	(50,529)
Employee reduction expenses	3	-	(18,378)
Profit before tax	4	65,193	109,243
Income tax expense	5	(32,119)	(36,050)
Net profit		33,074	73,193
Basic earnings per share (RMB)	6	0.010	0.022

Notes on the unaudited interim financial report

1. PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

The Company was incorporated as a joint stock company with limited liability in the PRC on 23 April 1997. The Company is a subsidiary of China Petroleum & Chemical Corporation ("Sinopec Corp") and is principally engaged in manufacturing and sales of petrochemical products.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of the Stock Exchange of Hong Kong Limited, including compliance with IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

The accounting policies have been consistently applied by the Company and are consistent with those adopted in the 2001 annual accounts, except for as described in note 2, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the deferred tax assets, which were recognized upon establishment of the Company and dealt with directly in the reserves.

2. PRIOR YEAR ADJUSTMENTS

Effective 1 January 2002, the Company restated the land use rights at historical cost and reversed the entire revaluation surplus on land use rights. In previous years, land use rights were recognised in the balance sheet at the revalued amount and amortised on a straight line basis over the period of the rights of 50 years. This change has been accounted for retrospectively by restating comparatives and adjusting the opening balances of respective reserves at 1 January 2001.

3. EMPLOYEE REDUCTION EXPENSES

There were no employee reduction expenses incurred during the six-month period ended 30 June 2002. In accordance with Sinopec Corp's employee reduction plan, the Company recorded employees reduction expenses of RMB 18,378,000 during the six-month period ended 30 June 2001.

4. PROFIT BEFORE TAX

Profit before tax is arrived at after charging / (crediting):

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	**RMB'000** (restated)
Interest expense on borrowings	115,106	97,543
Less: amount capitalised in property, plant and equipment	(13,546)	(49,361)
Interest expense, net	101,560	48,182
Cost of inventories	3,821,165	3,572,067
Depreciation	405,279	213,034
Loss on disposal of property, plant and equipment	(3)	(7)

5. INCOME TAX EXPENSE

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	**RMB'000**
Provision for PRC income tax	-	26,139
Deferred taxation	32,119	9,911
	32,119	36,050

The provision for PRC income tax is calculated at the rate of 33% (2001: 33%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry on business overseas and in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

6. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the period of RMB 33,074,000 (2001(restated): RMB 73,193,000) and 3,374,000,000 (2001: 3,374,000,000) shares in issue during the period.

7. PROFIT APPROPRIATION

	Six-month periods ended 30 June	
	2002	**2001**
	RMB '000	**RMB '000**
Dividend	-	134,960

The dividend recognised during the period ended 30 June 2001 represented a final dividend in respect of the year ended 31 December 2000 of RMB 0.04 per share totalling RMB 134,960,000. The Directors do not recommend the payment of an interim dividend for the period (2001: Nil).

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the profit and loss account for the period (2001: Nil).

8. SEGMENT INFORMATION

	Six-month periods ended 30 June	
	2002	2001
	RMB '000	RMB '000
External sales		
Resins and Plastics	2,499,175	2,241,602
Synthetic Rubber	585,555	511,060
Basic Organic Chemical Products	880,698	865,043
Others	241,926	427,924
Total external sales	**4,207,354**	**4,045,629**
Cost of sales		
Resins and Plastics	2,218,128	2,046,231
Synthetic Rubber	508,101	426,055
Basic Organic Chemical Products	845,641	747,245
Others	249,295	352,536
Total cost of sales	**3,821,165**	**3,572,067**
Segment results		
Resins and Plastics	281,048	195,371
Synthetic Rubber	77,454	85,005
Basic Organic Chemical Products	35,057	117,798
Others	(7,370)	75,388
Total segment results	**386,189**	**473,562**
Selling, general and administrative expenses	212,992	299,608
Net financing costs	113,207	50,529
Other operating (income)/ expenses, net	(5,203)	14,182
Profit before tax	**65,193**	**109,243**

In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

9. COMPARATIVE FIGURES

Certain comparative figures in the interim financial report have been adjusted as a result of the prior year adjustments as set out in note 2. Certain other comparative figures have been reclassified to conform with the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

For the first six months of 2002, the total sales of the Company amounted to RMB4,207.4 million, or an increase of 4.0%, as compared to that of the same period in last year. The sales income of the eight principal products of the Company has increased by 11.0% as compared to that of the same period in last year. Despite the PRC economy's tremendous growth in the first half of 2002, prices of domestic petrochemical products dropped due to the huge increase in the volume of imported products. The average prices of the eight main lines of products of the Company have decreased by 17.4% as compared to those of the same period in 2001. The completion of the Company's ethylene production unit expansion project improved the efficiency and capacity of such unit significantly. The sales volume of the Company's eight principal products has increased by 34.4% as compared to that of the same period in 2001.

During the first half of 2002, the Company continued to develop and manufacture specialised products to improve its product mix so as to maintain the competitiveness of the Company's products. For the six-month period ended 30 June 2002, the percentage sales of specialised products, which in general command higher margins than generic products, to total sales of resins and plastics was 55.5%.

The following table sets out the comparative figures for the sales of the Company's principal products for the first half of 2002 and 2001.

	Six-month periods ended 30 June			
	2002	Percentage of Company's	2001	Percentage of Company's
Principal Products	Net Sales	Net Sales	Net Sales	Net Sales
	(RMB'000)	(%)	(RMB'000)	(%)
Resins and Plastics	2,499,175	59.4	2,241,602	55.4
Synthetic Rubber	880,698	20.9	865,043	21.4
Basic Organic Chemical Products	585,555	13.9	511,060	12.6
Others	241,926	5.8	427,924	10.6
Total	4,207,354	100.0	4,045,629	100.0

The following table shows the percentage of main business-related operating expenses in relation to the total sales of the Company:

	Six-month periods ended 30 June	
	2002	2001
	(%)	(%)
Sales	100.0	100.0
Less expenses:		
Raw materials	62.8	65.7
Fuel and power	13.2	13.2
Depreciation	9.1	5.2
Maintenance and service	3.3	1.3
Salary and bonus	1.6	2.3
Other production expenses	0.8	0.6
Selling, general and administrative expenses	5.1	7.4
Other operating income, net	(0.1)	(0.1)
Operating profit ratio	4.2	4.4

The cost of goods sold of the Company for the first half of 2002 increased from RMB3,572.1 million to RMB3,821.2 million, representing a 7.0% increase as compared to that of the same period in 2001. This was mainly due to an increase in the sales volume, resulting increase in the costs of fuel and power, and increased depreciation caused by the completion of the ethylene production unit expansion project. Costs of cracking feedstock represents the largest portion of operational costs and accounted for 47.2% and 51.3% of the costs of sales for the first six months of 2002 and 2001 respectively. In the first half of 2002, the costs for cracking feedstock amounted to RMB1,802.1 million, representing a decrease of RMB29.6 million from RMB1,831.8 million in the first half of 2001, or 1.6%. The average price of cracking feedstock in the first half of 2002 decreased by 19.1% as compared to that of the same period in last year.

For the first half of 2002, the Company's selling, general and administrative expenses decreased from RMB299.6 million to RMB213.0 million as compared to the same period in 2001, representing a decrease of 28.9%. This mainly illustrates that the Company has reduced its salary costs due to the reduction of staff and decreased bad debt provisions.

During the six-month period ended 30 June 2002, net financing costs increased from RMB50.5 million to RMB113.2 million as compared to that of the same period in 2001, representing an increase of 124.0%. The increase was due to the fact that all interest expenses were charged to the profit and loss account upon completion of the ethylene expansion project, while interest expenses related to the ethylene expansion project were capitalised last year. Profit before taxation amount to RMB65.2 million, representing a decrease of 40.3% from RMB109.2 million for the same reporting period in 2001. The Company's net profit for the first six months of 2002 was RMB33.1 million, representing a net margin of 0.8%, as compared to the net profit of RMB73.2 million, with a net margin of 1.8%, in the same period in 2001.

Sources of Working Capital and Other Capitals

The capital of the Company is sourced from the cashflow of its operation, bank loans and equity capital, which were used mainly to cover its capital expenditure and working capital.

During the first half of 2002, the net cashflow from the Company's operations amounted to RMB398.0 million, which includes (1) RMB65.2 million as profit before taxation, (2) RMB405.3 million as total depreciation and amortisation costs, and (3) RMB65.7 million as increase of net operational assets.

The Company has been obtaining short and long term loans mainly from financial institutions in the PRC. As of 30 June 2002, the Company's outstanding bank and related companies loans amounted to RMB4,367.2 million (RMB3,681.0 million of which is attributable to short term loans), a decrease of RMB51 million as compared to RMB4,418.2 million as of 31 December 2001 (RMB3,530.0 million of which is attributable to short term loans).

Outlook for the second half of 2002

Over the first six months of 2002, the PRC's Gross Domestic Product increased by 7.8%. The macroeconomic environment in the PRC is expected to improve further in the second half of 2002, which will be beneficial in maintaining the demand for petrochemical products in the PRC.

The Company will adopt marketing strategies such as adjusting product structure and taking advantage of its high production efficiency to expand its market in order to improve the Company's economic efficiency. This will also produce satisfactory return to the shareholders.

Interim Dividends

The Company's board of directors has decided not to declare any interim dividends.

Gearing Ratio

In the first half of 2002, the Company's gearing ratio was 90.1% (in the same period of 2001 : 91.8%). The decrease in the gearing ratio was mainly due to repayment of certain long term bank loans. The gearing ratio is calculated by dividing the total of long term and short term debts by the total of shareholders' equity.

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to foreign currency risk as a result of its foreign currency denominated long term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The Company had no foreign currency hedging activity in the six-month period ended 30 June 2002.

CAPITAL STRUCTURE

The Company's capital structure as of 30 June 2002 was as follows:

Class of shares	Number of shares	Percentage of total issued share capital
Domestic Shares held by China Petroleum & Chemical Corporation (the "Parent Company")	2,362,000,000	70.0%
Foreign shares (in the form of H shares)	1,012,000,000	30.0%
Total	3,374,000,000	100.0%

SUBSTANTIAL SHAREHOLDERS

As of 30 June 2002, shareholders holding over 10% of the share capital of the Company were as follows:

	Number of shares	Percentage of total issued share capital
Parent Company	2,362,000,000	70.0%
HKSCC Nominees Limited	978,541,999	29.0%

PURCHASE, SALES OR REDEMPTION OF LISTED SECURITES

The Company did not purchase, sell or redeem any of its listed securities during the six-month period ended 30 June 2002.

DIRECTORS' AND SUPERVISORS' INTERESTS

As of 30 June 2002, none of the Company's directors, supervisors or chief executives, including their spouses and/or children under 18 years of age, received any beneficial interest in the issued shares or any other rights to subscribe for shares in the Company.

UNIFORM INCOME TAX RATE AND LOCAL TAXATION BENEFITS

The Company is subject to the PRC's income tax of 33%. The Company is not aware of any governmental policy changes that will thus far affect the Company's tax rate.

TRUST DEPOSITS

As of 30 June 2002, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any withdrawal difficulties with respect to its deposits.

EMPLOYEE HOUSING SCHEME

In accordance with the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering detailed measures for payment of housing subsidies through increasing wages or making lump sum payments to qualified employees. Once determined, these measures will be reflected in the accounts of the Company of the next relevant year. As disclosed in the Company's prospectus dated 17 June 1997, the predecessor of the Company is willing to pay such a lump sum payment. For this purpose, the Company is not expecting any cash outflows.

CODE OF BEST PRACTICE

None of the Company's directors is aware of any information that would reasonably indicate that the Company is not or was not, for any part of the six-month period ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Stock Exchange) (the Listing Rules).

On behalf of the Board of Directors
Du Guosheng
Chairman
Beijing, The PRC
13 August 2002

INTERIM RESULTS

A detailed results announcement of the Company for the six-month period ended 30 June 2002 containing all information as required by paragraph 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

DOCUMENTS AVAILABLE FOR INSPECTION

The full text of the Interim Report and Interim Financial Report signed by the Chairman is available for inspection at the Company Secretary Office, No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, People's Republic of China.

Sinopec Beijing Yanhua Petrochemical Company Limited
No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, People's Republic of China
Postal Code: 102500
Tel: (0086) 10 69345924
Fax: (0086) 10 69345448